[redacted]

SECURIT ... SSION

06009359

Rec'd 6/1/06

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 50063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E*Trade Global Asset Management Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 1 2006 BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*E*TRADE Global Asset Management, Inc. and Subsidiary*

(an indirect wholly owned subsidiary of E*TRADE Financial Corporation)

(SEC ID. NO. 8-50063)
Consolidated Statement of Financial Condition at December 31, 2005, and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
E*TRADE Global Asset Management, Inc.
Arlington, Virginia

We have audited the accompanying consolidated statement of financial condition of E*TRADE Global Asset Management, Inc. and subsidiary (the "Company"), an indirect wholly owned subsidiary of E*TRADE Financial Corporation as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB") (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Global Asset Management, Inc. and subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7, the accompanying 2005 consolidated financial statement has been restated for the correction of the Company's computation of net capital.

Deloitte & Touche LLP

February 28, 2006 (May 5, 2006 as to Note 7)

E*TRADE GLOBAL ASSET MANAGEMENT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005
(In thousands)

ASSETS		
Cash and cash equivalents	$	1,221
Trading securities, encumbered - pledged to creditors		42,900
Trading securities, unencumbered		63,974
Receivables from others		718
Receivables from Parent and affiliated companies		1,544
Deferred tax asset, net		1,305
Fixed assets, net of $1,379 accumulated depreciation and amortization		297
Other assets		254
TOTAL	$	112,213
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Securities sold under agreements to repurchase	$	31,109
Securities sold, not yet purchased at market value		16,280
Payables to affiliated companies		183
Payable for securities purchased		6,191
Accrued compensation and benefits		6,128
Accounts payable and other liabilities		5,153
Total liabilities		65,044
STOCKHOLDER'S EQUITY:		
Common stock, par value $0.01 per share—100 shares authorized, issued and outstanding		-
Additional paid-in capital		12,101
Retained earnings		35,068
Total stockholder's equity		47,169
TOTAL	$	112,213

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization— E*TRADE Global Asset Management, Inc. and subsidiary ("the Company") is a Delaware corporation that is wholly owned by ETB Holdings, Inc. ("ETB Holdings"). ETB Holdings is an indirect wholly owned subsidiary of E*TRADE Financial Corporation ("the Parent"). The Company is a broker-dealer registered with the NASD, Inc. ("NASD") and the Securities and Exchange Commission ("SEC"). The Company manages asset portfolios for ETB Holdings and E*TRADE Bank ("the Bank"), which is a federally chartered savings bank and a wholly owned subsidiary of ETB Holdings. The Company also serves as collateral manager for three qualified special purpose entities and one special purpose entity that own portfolios of asset-backed and mortgage-backed securities. Capitol View LLC ("Capitol View"), a wholly owned subsidiary of the Company, is a limited purpose entity that holds certain investments.

Use of Estimates— The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Material estimates for which a change is reasonably possible in the near-term include: estimates of effective tax rates, deferred taxes and tax valuation allowances. Actual results could differ from management's estimates.

Cash and Cash Equivalents— The Company considers highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Trading Securities— Trading securities are carried at fair value, which is based on market prices, when available. For illiquid securities, the security's fair value is estimated by obtaining market price quotes on similar securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term, coupon, payment characteristics and other information. At December 31, 2005, trading securities are composed of $63,956,000 of asset-backed securities, $26,588,000 of purchased beneficial interests in collateralized debt obligations (see Note 4) and $16,330,000 of resale agreements.

Receivable from and Payable to Affiliates— The Company nets receivables and payables to the same affiliate, if a legal right of offset exists and the amounts will be settled net.

Fixed Assets— Fixed assets are carried at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful life of the assets, generally two to seven years.

Repurchase Agreements— The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company transfers legal control over the assets, but retains effective control through agreements that entitle and obligate the Company to repurchase the assets. These transactions are accounted for as collateralized financings and the obligation to repurchase the securities is reflected as a liability in the consolidated statement of financial condition while securities underlying the agreements

remain in the investment portfolio. The Company had $42,900,000 in trading securities sold under repurchase agreements classified as "Encumbered – pledged to creditors" in the consolidated statement of financial condition at December 31, 2005.

Resale Agreements— The Company also enters into transactions involving purchases of securities under agreements to resell. The agreements to sell certain securities are reflected as assets in the consolidated statement of financial condition. It is the Company's policy to obtain possession of collateral with a market value at least equal to the principal amount loaned under resale agreements. The Company values collateral and may require counterparties to deposit additional collateral or return collateral pledged when appropriate. As of December 31, 2005, the Company had accepted collateral with a fair value of $16,330,000 that it can sell or repledge, but none was sold or repledged at that time.

Securities Sold, Not Yet Purchased— At December 31, 2005, the Company had sold $16,280,000 of U.S. Treasury notes that had not yet been purchased. These securities are reported on the consolidated statement of financial condition at fair market value.

Asset Securitization— Asset securitization involves the transfer of financial assets to another entity in exchange for cash and/or beneficial interests in the assets transferred. Asset transfers in which the Company surrenders control over the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in the exchange in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.* The carrying amount of the assets transferred is allocated between the assets sold and the retained beneficial interests based on their relative fair values at the date of the transfer. Fair value is based on quoted market prices, if available. Generally, quoted market prices are not available for beneficial interests; therefore, the Company estimates the fair value based on the present value of the associated expected future cash flows. In estimating the present value of the associated expected future cash flows, management must make estimates and assumptions about a number of key factors, including future default rates and credit losses, discount rates and collateral repayment rates. At December 31, 2005, the Company had $26,588,000 of purchased interests in securitizations that were classified as unencumbered trading securities in the consolidated statement of financial condition (see Note 4).

Share-Based Payments— The Company participates in the Parent's stock-based employee compensation plans, which are described more fully in Note 6. Effective July 1, 2005, the Parent and the Company early adopted SFAS No. 123(R), *Share-Based Payment*, and Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the modified prospective application method to account for its share-based compensation plans. Prior to July 1, 2005, the Parent and the Company accounted for its employee stock option and awards under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and accordingly, did not record compensation costs for option grants to employees if the exercise price equaled the fair market value on the grant date. Additionally, for the restricted stock awards, compensation was recorded on a straight-line basis over the vesting period of the awards with forfeitures recorded as they occurred.

Under this transition method, compensation cost in 2005 includes the portion of options and awards vesting in the period for (1) all share-based payments granted prior to, but not vested as of July 1,

2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, and (2) all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation cost for options granted prior to July 1, 2005 is recognized on an accelerated amortization method over the vesting period of the options using an estimated forfeiture rate. Compensation cost for options granted on or after July 1, 2005 is recognized on a straight-line basis over the vesting period using an estimated forfeiture rate.

Estimated Fair-Value of Financial Instruments— The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, trading securities, securities sold, not yet purchased, receivables from others, receivables from and payables to the Parent and affiliated companies and other liabilities to be reasonable estimates of fair-value.

Income Taxes— The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the statement of financial condition date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

New Accounting Standards— On February 3, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 123(R)-4, *Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event*. FSP 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. An entity must recognize a share-based liability equal to the portion of the award attributed to past service, multiplied by the award's fair value on that date for an option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring. FSP 123(R)-4 is effective for the Company in the first quarter of 2006, with early adoption permitted. Upon adoption, the Company must retroactively restate prior periods for the change. The Company has not issued any options or similar instruments as employee compensation that allow for cash settlement upon the occurrence of a contingent event that would require a change under the FSP. Therefore, the Company does not believe this FSP will have an impact on its results of operations or financial condition.

In June 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, *Accounting Changes and Error Corrections*. This statement supersedes APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. The statement requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company will adopt SFAS No. 154, as applicable, beginning in 2006.

In March 2004, the Emerging Issues Task Force ("EITF") amended and ratified previous consensus reached on EITF 01-01, *The Meaning of Other-Than-Temporary Impairment*. This amendment, which was originally effective for financial periods beginning after June 15, 2004, introduced qualitative and quantitative guidance for determining whether securities are other-than-temporary impaired. In September 2004, the FASB's staff issued a number of Financial Staff Positions that focused primarily upon the application of EITF 01-01 to debt securities that are impaired solely due to interest rates and/or sector spreads. In November 2005, the FASB issued Financial Staff Position 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, which nullified and replaced the qualitative and quantitative guidance for determining whether securities are other-than-temporarily impaired. The new guidance is consistent with the Company's current practice which is primarily found within SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and EITF 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets*, as to the measurement and recognition of other-than-temporarily impairments of its debt and equity securities.

2. INCOME TAXES

ETGAM is included in the consolidated federal tax return of E*TRADE Financial. Each company included in the consolidated tax return computes income tax expense as though it filed a separate income tax return.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. Deferred tax assets and liabilities consist of (in thousands):

Deferred tax assets:	
Fixed assets - depreciation	$ 123
Reserves and allowances	40
State taxes	666
Prepaids	46
Compensation	522
Internally developed software	58
Other	22
Total deferred tax assets	$ 1,477
Deferred tax liabilities - Subpart F income	$ (172)
Deferred tax assets, net	$ 1,305

There was no valuation allowance for the deferred tax assets at December 31, 2005 because the Company believes it is more likely than not that it will realize its deferred tax assets.

3. RELATED PARTY TRANSACTIONS

Under an intercompany agreement, the Company performs investment advisory services for the Bank. This agreement provides for a fee structure that segregates the management of fixed-income securities and correspondent loan acquisitions. The fees for each component are calculated monthly based on a graduated scale. In 2005, the Company had agreements with affiliates, which provide for the reimbursement of expenses incurred for services provided on behalf of the affiliates. In addition to these agreements, the Company shares office space with ETB Holdings. Each month ETB Holdings allocates a portion of the overhead expenses related to office space and other shared costs to the Company based upon its relative percentage of the total consolidated ETB Holdings employees.

If a legal right of offset exists, the Company nets receivables and payables to the same affiliate. These amounts represented the unpaid balances for the previously described intercompany transactions, as well as certain other revenues and expenses, primarily comprised of tax related transactions and expenses that the Bank paid on the Company's behalf. At December 31, 2005, the Company had $1,544,000 and $183,000 respectively in its net receivable and payable from affiliates.

4. ASSET SECURITIZATION-COLLATERALIZED DEBT OBLIGATION

Collateralized Debt Obligations

On December 1, 2005, the Company and an unrelated financial advisor transferred asset-backed securities to E*TRADE ABS CDO IV, Ltd. ("CDO IV"). The Company utilized a warehouse line to purchase the asset-backed securities that were sold to CDO IV. As of December 31, 2005, 92% of the pool of underlying securities had been transferred into CDO IV. Additional purchases of asset-backed securities were made in open market transactions and transferred to CDO IV in January and February 2006. In prior years, the Company transferred asset-backed securities to E*TRADE ABS CDO III, Ltd. ("CDO III"), E*TRADE ABS CDO II, Ltd. ("CDO II") and E*TRADE ABS CDO I, Ltd. ("CDO I"). Asset-backed securities were also transferred to CDO III by an unrelated financial advisor. Concurrent with these transfers, the respective CDOs sold beneficial interests to independent investors in the form of senior and subordinated notes and preference shares, collateralized by the asset-backed securities. Neither the CDOs themselves nor the investors in the beneficial interests sold by the CDOs have recourse to the Company. CDO I, II and III are qualifying special purpose entities as defined in SFAS No. 140, and, as such, are not required to be consolidated in the Company's consolidated financial statements. CDO IV is not a qualified special purpose entity but rather a special purpose entity, as the Company has been appointed by the CDO to actively manage the collateral of the CDO. Based on the Company's calculation of CDO IV's expected losses and residual returns, the Company is not the primary beneficiary and therefore, is not required to consolidate CDO IV in its consolidated financial statements.

The Company purchased preference shares in each of the CDOs in the form of beneficial interests. Retained beneficial interests in the CDOs were $26,588,000 at December 31, 2005. Retained interests are subordinate to the notes sold by each CDO and on an equal standing with the preference shares purchased by other preference share investors in each CDO.

The following table summarizes the asset-backed securities transferred to each CDO, the amount of the cash proceeds, the preference shares purchased by the Company and the current rating for those preference shares (dollars in millions):

		Asset Backed Securities Transferred to CDO					Preference Shares Purchased by ETGAM		
								Rating at 12/31/05	
	Transaction Date	ETGAM	Bank	Independent Investment Advisor	Total	Proceeds	$ Amount	Moody's	S&P
CDO IV	December 2005	$ 37.0	$ —	$ 238.6	$ 275.6	$ 300.0	$ 1.4	N/A	B
CDO III	December 2004	124.0	—	175.5	299.5	304.4	5.0	Ba1	BB+
CDO II	August 2003	78.4	321.7	—	400.1	400.9	6.0	Ba2	BBB-
CDO I	September 2002	50.2	—	200.0	250.2	251.7	8.6	Ca	B+
Total		$ 289.6	$ 321.7	$ 614.1	$ 1,225.4	$1,257.0	$ 21.0		

The carrying values of the Company's retained interest in the CDOs are subject to future volatility in credit, interest rate and prepayment risk. The investment in the preference shares is classified as a trading security in the Company's investment portfolio. Therefore, changes in the market value of these securities are recorded in gain on sales of loans and securities, net in the consolidated statements of income. The following table presents a sensitivity analysis of the Company's retained interests in the CDOs at December 31, 2005 (dollars in thousands):

	CDO I	CDO II	CDO III	CDO IV
Fair value of retained preference shares[(1)]	$ 195	$ 6,288	$ 5,178	$ 1,399
Weighted-average remaining life (years)	6.71	2.70	3.84	3.72
Weighted-average prepayment speed	15.00%	10.00%	10.00%	0.00%
Impact of 10% adverse change	$ (10)	$ (43)	$ (98)	$ (14)
Impact of 20% adverse change	$ (18)	$ (85)	$ (198)	$ (28)
Weighted-average discount rate	2.00%	16.00%	15.00%	16.00%
Impact of 10% adverse change	$ (7)	$ (257)	$ (276)	$ (78)
Impact of 20% adverse change	$ (10)	$ (499)	$ (529)	$ (150)
Weighted-average expected credit losses	1.95%	0.44%	0.41%	0.65%
Impact of 10% adverse change	$ (195)	$ (43)	$ (22)	$ (17)
Impact of 20% adverse change	$ (195)	$ (86)	$ (44)	$ (33)
Actual credit losses to date	$ 13,056	$ -	$ -	$ -
For the year ended December 31, 2005[(2)]				
Actual interest payments received	$ -	$ 1,080	$ 642	$ -

(1) Based on calculated discounted expected future cash flows, premised on weighted-average life, prepayment speed, discount rate and expected credit losses shown in this table.
(2) No actual principal payments have been received to-date.

The sensitivities and estimates shown in the preceding table are hypothetical and should be used with the understanding that actual future performance and results can vary significantly. As the sensitivity analysis table shows, changes in the fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the preference shares is calculated without changing any other assumption. Changes in one factor may result in changes in another factor (for example, increases in market interest rates could result in lower prepayments and increased credit losses), which could magnify or counteract the sensitivities.

The Company entered into management agreements to provide certain collateral management services for the CDOs. As compensation for its services, it receives a management fee from the trustee based on the quarterly amount of assets managed (as defined).

At December 31, 2005, the Company managed both its on-balance sheet asset-backed securities and the off-balance sheet asset-backed securities of the CDOs, which are presented in the following table (in thousands):

Managed on-balance sheet asset-backed securities, classified as trading	$	63,956
Managed off-balance sheet securitized asset-backed securities:		
Asset-backed securities managed by the Company for the Bank		1,365,754
CDO I		104,157
CDO II		280,657
CDO III		284,989
CDO IV		274,599
Total managed off-balance sheet securitized asset-backed securities		**2,310,156**
Total managed asset-backed securities	**$**	**2,374,112**

5. FIXED ASSETS

Fixed assets consisted of the following:

(in thousands)	December 31, 2005
Equipment	$ 887
Software	789
Total fixed assets	1,676
Less: Accumulated depreciation and amortization	(1,379)
Total fixed assets, net	**$ 297**

6. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program that includes eligible associates of the Company who have met certain service requirements. The Company matches certain employee contributions and grants additional contributions at its discretion.

Adoption of SFAS No. 123(R)

As discussed in Note 1, effective July 1, 2005, the Parent and the Company early adopted SFAS No. 123(R). The adoption resulted in compensation and benefit expense for the Company's employee stock option plans, restricted stock awards and employee stock purchase plan.

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Parent's Board of Directors (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted

and expire within ten years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model that uses the assumptions noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. Risk-free interest rate is based on the U.S. treasury zero-coupon with a remaining term approximate of the expected term of the option. Dividend yield is zero as the Parent has not, nor does it plan to, issue dividends to its shareholders. For the year ended December 31, 2005, the fair value of stock based awards to employees was calculated using the Black Scholes-Merton option pricing model with the following assumptions:

Expected volatility	34.90 %
Expected term years	4.96
Risk-free interest rate	3.54 %
Dividend yield	-

The weighted-average fair values of options granted were $4.51 for 2005. Intrinsic value of options exercised were $400,000 for 2005.

A summary of option activity during the 2005 Plan is presented below. The activity includes options for both the 2005 and 1996 Plans.

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2005:	2,054	$ 8.05		
Granted	653	12.44		
Exercised	(51)	5.62		
Canceled	(58)	12.93		
Outstanding at December 31, 2005:	2,598	9.09	7.46	30,570
Exercisable at December 31, 2005:	1,431	$ 5.80	6.90	$ 21,549

The total fair value of shares that vested during 2005 was $1,493,000.

Restricted Stock Awards

A summary of non-vested restricted stock award activity is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2005:	25	$ 13.89
Issued	84	11.63
Released	-	-
Canceled	-	-
Non-vested at December 31, 2005:	109	$ 12.14

Employee Stock Purchase Plan

In May 2002, the shareholders of the Parent approved the 2002 Employee Stock Purchase Plan (the "2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Under SFAS No. 123(R), the 2002 Purchase Plan was considered compensatory. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look back provision. As a result, the purchase plan was deemed not to be compensatory beginning August 1, 2005. At December 31, 2005, 1,083,195 shares were available for purchase under the 2002 Purchase Plan.

7. NET CAPITAL REQUIREMENTS (RESTATED)

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1 (this rule also requires that equity capital may not be withdrawn for payment of cash dividends if the resulting net capital ratio will exceed 10 to 1).

Subsequent to the issuance of its financial statements for the year ended December 31, 2005, the Company determined that the calculation of non-allowable assets and undue concentrations included in the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 as of December 31, 2005 was understated by $1,302,000 and $67,000 respectively which resulted in an overstatement of net capital by $1,369,000. As a result, the net capital computation has been restated. At December 31, 2005, the Company had net capital of $17,493,000 that was $16,316,000 in excess of its net capital requirement of $1,177,000. The net capital of $17,493,000 is restated after certain adjustments of $1,369,000 (net). At December 31, 2005, the ratio of aggregate indebtedness to net capital was 1.01 to 1.

	As of December 31, 2005	
	As Previously Reported	As Restated
Non-Allowable Assets	$ 2,810	$ 4,112
Net Capital	$ 18,862	$ 17,493
Excess Net Capital	$ 17,685	$ 16,316
Ratio of Aggregate Indebtedness to Net Capital	0.94 to 1	1.01 to 1

The Company has never carried customer accounts at any time, including the year ended December 31, 2005. It has complied with the exemptive provisions of Rule 15c3-3, Section (k)(2)(i).

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For fiscal year 2005, fees from the Bank generated in excess of 95% of the Company's total investment advisory fees. Accordingly, the Company's business is highly concentrated with the Bank (see Note 3).

9. LEGAL MATTERS

In the ordinary course of business, the Company is subject to various claims and legal actions. Unfavorable outcomes in such matters, may result in a material impact on the Company's financial position, results of its operations or cash flows. An unfavorable outcome in any matter that is not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, even if the ultimate outcomes are resolved in our favor, the defense of such litigation could entail considerable cost and the diversion of the efforts of management, either of which could have a material adverse effect on our results of operations.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

May 5, 2006

E*TRADE Global Asset Management, Inc.
671 North Glebe Road
Arlington, VA 22203

In planning and performing our audit of the consolidated financial statements of E*TRADE Global Asset Management, Inc and subsidiary (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 28, 2006 (May 5, 2006 as to Note 7 and the Supplementary Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934)), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the quarterly securities examinations, counts, verifications, and comparisons the recordation of differences required by Rule 17a-13; (2) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (3) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in

which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

In our report dated February 28, 2006 we stated that the Company's practices and procedures as required by Rule 17a-5 were adequate to meet the Commission's objectives. As described in the following paragraph, the Company subsequently identified a misstatement in its 2005 computation of net capital pursuant to Rule 15c3-1 as of December 31, 2005, which caused the 2005 Supplementary Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and related disclosure in the notes to the financial statements (Note 7) to be restated and a material inadequacy to be identified. Accordingly, our opinion on the practices and procedures as required by Rule 17a-5 expressed herein is different than that expressed in our previous report.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we noted the following matter which we consider to be a material inadequacy. During March 2006, the Company's management determined that net deferred tax assets were incorrectly excluded from non-allowable assets in the computation of the Company's net capital pursuant to Rule 15c3-1 as of December 31, 2005. Accordingly, the Company has recomputed net capital to properly include the net deferred tax assets of $1.3 million in non-allowable assets and filed an amended FOCUS report as of December 31, 2005. This condition resulted in the reissuance of the Company's financial statements for the year ended December 31, 2005. Based on our understanding as described in the first sentence of this paragraph and on our study of the Company's practices and procedures, we believe that those practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives, with the exception of the Company's computation of net capital pursuant to Rule 15c3-1. This material inadequacy was considered in determining the nature, timing, and extent of audit tests applied in our audit of the Company's consolidated financial statements as of and for the year ended December 31, 2005 (as restated), and this report does not affect our report on such restated financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

May 5, 2006